March 21, 2005

Via Facsimile (410) 986-2828 and U.S. Mail

John B. Watkins, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
100 Light Street, Suite 1300
Baltimore, Maryland 21202


Re:	Meridian Healthcare Growth and Income Fund Limited
Partnership
Schedule 14D-9 filed March 15, 2005
      File No. 5-80594

Dear Mr. Watkins:

      We have reviewed the above-referenced filing and have the following comments.
Item 4. Reasons
1. We note your statement that offer price is less than the Fund`s liquidation value. Please explain your basis for that statement and, if practicable, quantify your liquidation value.
2. We note that Exhibit (a)(4) characterizes $20 per unit as "distributable proceeds" but does explain the Fund`s intentions. Clarify whether the Fund intends to distribute the "approximately $20 per unit" to security holders and if so, when. Given the limited liquidity of the partnership units, we believe a discussion of your intent to distribute the proceeds is relevant to a security holder`s decision to accept the tender offer. In addition, advise supplementally how you intend to disseminate this vital information to unit holders.
3. So security holders can better understand the reasons underlying your recommendation, please provide a discussion of the conditions that must be satisfied prior to the sale being completed. This discussion should describe all material contingencies to the sale, including obtaining the necessary number of consents from unit holders.


Closing Comments
      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
and Acquisitions

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March 21, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE